SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)

BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	115637-10-0

(1)	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Geo. Garvin Brown IV

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(5) SOLE VOTING POWER

NUMBER OF	722,167

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	3,026,932

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	722,167

WITH:	(8) SHARED DISPOSITIVE POWER

3,026,932

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,749,099

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☐ N/A

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	115637-10-0

(1)	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Campbell P. Brown

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(5) SOLE VOTING POWER

NUMBER OF	700,700

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	3,032,459

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	700,700

WITH:	(8) SHARED DISPOSITIVE POWER

3,032,459

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,733,159

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☐ N/A

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a) and 1(b). Name of Issuer and Address of Issuer’s Principal Executive Offices
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
Item 2.
a)	Names of persons filing:

Geo. Garvin Brown IV Campbell P. Brown

b)	Principal business addresses of reporting persons:

Geo. Garvin Brown IV 850 Dixie Highway Louisville, Kentucky 40210

Campbell P. Brown 850 Dixie Highway Louisville, Kentucky 40210

c)	Citizenship: Each of the reporting persons is a citizen of the United States of America.

d)	Title of class of securities: Brown-Forman Corporation Class A Common Stock

e)	CUSIP No.: 0115637-10-0
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     Geo. Garvin Brown IV, Campbell P. Brown, and Geo. Garvin Brown III previously agreed in principle to act together for the purpose of holding and voting certain equity securities of the issuer, through their formation of CBGB LLC, a Delaware limited liability company. Geo. Garvin Brown III died on September 20, 2010, and is thus no longer a reporting person for purposes of this Schedule 13G. At the time of his death, his interest in certain shares with respect to which he formerly held shared voting and disposition power terminated; those rights have not transferred to his estate and will not transfer to his beneficiaries. Certain other shares previously included in Geo. Garvin Brown III’s beneficial ownership are included in the remaining reporting persons’ beneficial ownership, and his estate’s beneficial ownership is less than 5% of the issued and outstanding Class A Common Stock of the issuer. Each remaining reporting person may be deemed to have acquired beneficial ownership of the equity securities of the issuer beneficially owned by the other reporting person. As of December 31, 2010, the aggregate beneficial ownership of the Geo. Garvin Brown IV and Campbell P. Brown group is 4,458,076 shares of Class A Common Stock, or 7.9% of the issued and outstanding Class A Common Stock of the issuer.
     The number of shares of Class A Common Stock beneficially owned by each reporting person as of December 31, 2010 is as follows:
          Geo. Garvin Brown IV:

(a)	Beneficially Owned	3,749,099
(b)	Percent of Class	6.6%
(c)	Sole Voting Power	722,167
	Shared Voting Power	3,026,932
	Sole Disposition Power	722,167
	Shared Disposition Power	3,026,932

          Campbell P. Brown:

(a)	Beneficially Owned	3,733,159
(b)	Percent of Class	6.6%
(c)	Sole Voting Power	700,700
	Shared Voting Power	3,032,459
	Sole Disposition Power	700,700
	Shared Disposition Power	3,032,459
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. Please see Item 4 above concerning the death of Geo. Garvin Brown III, who is no longer a reporting person in connection with this Schedule 13G.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     The reporting persons have agreed in principle to act together for the purpose of holding and voting certain equity securities of the issuer, through their formation of CBGB LLC, a Delaware limited liability company (the “LLC”). The LLC holds in the aggregate 2,642,357 shares (the “LLC Shares”), or 4.7%, of the issued and outstanding Class A Common Stock of the issuer. The LLC has the right to receive the dividends and the proceeds of sale from the LLC Shares.
     Other individuals have the right to receive the dividends and the proceeds of sale from certain of the shares for which the undersigned have shared voting and dispositional control.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     N/A
Item 8. Identification and Classification of Members of the Group.
     See Item 2.
Item 9. Notice of Dissolution of Group.
     N/A

Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2011

/s/ Geo. Garvin Brown IV
Geo. Garvin Brown IV

/s/ Campbell P. Brown
Campbell P. Brown

AGREEMENT AMONG REPORTING PERSONS
          The undersigned hereby agree as follows:
1.	Each of them is individually eligible to use the Schedule 13G, as amended, to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2.	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but neither of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Dated: February 8, 2011

/s/ Geo. Garvin Brown IV
Geo. Garvin Brown IV

/s/ Campbell P. Brown
Campbell P. Brown